

15046942

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonald Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

959 W. Saint Clair Ave
(No. and Street)

Cleveland   OH   44113
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – if individual, state last, first, middle name)

6685 Beta Drive   Mayfield Village   OH   44143
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, __Arnold Beatty McDonald__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __McDonald Partners LLC__ , as of __02/27/2015__ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____



ADRIANA BASTOS-RANDALL
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. Dec 3, 20

_____
Notary Public

_____
Signature

__CFO__
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADRIANA BASTOS-RANDALL
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. Dec 3, 2018.



MCDONALD PARTNERS, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2014



Delivering on the Promise.

MCDONALD PARTNERS, LLC

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS
MCDONALD PARTNERS, LLC

We have audited the accompanying statement of financial condition of McDonald Partners, LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonald Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI

Cleveland, Ohio
February 25, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

MCDONALD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 145,330	
Restricted cash and deposits	100,042	$ 245,372
Advisory fees and commissions receivable		1,692,596
Prepaid expenses		332,477
		2,270,445
Property and equipment, net		28,186
		$ 2,298,631

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,188,691
Unearned rebate	200,000
	1,388,691
MEMBERS' EQUITY	909,940
	$ 2,298,631

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES	
Advisory fees	$ 9,762,769
Commissions	3,199,270
Interest	9,751
	12,971,790
EXPENSES	
Clearing	393,050
Commissions, employee compensation, and benefits	10,960,960
Communications and data processing	513,374
Depreciation and amortization	28,265
Occupancy and equipment rental	302,736
Other	20,908
Professional	221,860
Property taxes	14,071
Regulatory	111,513
Travel	20,954
Utilities	97,387
	12,685,078
NET INCOME	$ 286,712

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Members' Equity
Balance at January 1, 2014	$ 623,228
Net income	286,712
Balance at December 31, 2014	$ 909,940

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 286,712
Adjustments to reconcile net income to net cash		
used in operating activities:		
Add back: Items not affecting cash		
Depreciation and amortization	$ 28,265	
Cash provided by (used in) changes in the following items:		
Increase in restricted cash and deposits	(2)	
Decrease in advisory fees and commissions receivable	109,955	
Increase in prepaid expenses	(180,524)	
Decrease in security deposits	13,125	
Decrease in accounts payable and accrued expenses	(380,086)	
Decrease in unearned rebate	(50,000)	(459,267)
Net cash used in operating activities		(172,555)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		317,885
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 145,330

The accompanying notes are an integral part of these financial statements.

MCDONALD PARTNERS, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully-disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with a maturity of less than 90 days, such as money market deposits, to be cash equivalents.

Restricted Cash

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Commissions

Commissions and related clearings expenses are recorded on a trade-date basis as securities transactions occur. At December 31, 2014, the Company has recorded a deferred rebate of $200,000 which offsets clearing expenses for 2014 through 2018.

MCDONALD PARTNERS, LLC

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advisory Fees

Investment advisory fees that have been billed to the accounts managed by the Company are recorded in the month earned.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2014, all receivables were considered collectible and no allowance was necessary.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of both furniture and fixtures and office equipment of 5-7 years.

Intangible Assets and Amortization

Website development costs are recorded as intangible assets at cost. Amortization is provided by the use of the straight-line method over the estimated useful life of 3 years. Website development costs of $46,462 were fully amortized at December 31, 2014. Amortization expense was $11,613 for the year ended December 31, 2014.

MCDONALD PARTNERS, LLC

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Company is no longer subject to examination by tax authorities for years before 2011.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Subsequent Events

The Company evaluated subsequent events through February 25, 2015, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

MCDONALD PARTNERS, LLC

NOTES TO THE FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2014, consists of:

Furniture and fixtures	$ 41,170
Office equipment	221,025
	262,195
Less: Accumulated depreciation	(234,009)
Property and equipment, net	$ 28,186

6. COMMITMENTS AND CONTINGENCY

Leases

The Company leases equipment and office facilities under various operating leases expiring through September 2015. Minimum annual rentals for the year ending December 31, 2015 are $122,063.

Rent expense for the year ended December 31, 2014, was $302,736.

The office leases contain renewal options for three or five years with a monthly payment equal to the fair market rent for the premises at the renewal date.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

7. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company may make discretionary contributions to the Plan as determined by the members. There were no discretionary contributions for 2014.

THOMAS MCDONALD PARTNERS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption under Section (k)(2)(l) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE
REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under
Rule 15c3-1 as prepared by the Company and filed with their most recent
Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve
requirements under Exhibit A of Rule 15c3-3 due to the exemption
under Section (k)(2)(l) of Rule 15c3-3.

See the Report of the Independent Registered Public Accounting Firm.

THOMAS MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

FORM
X-17A-5
LINE

COMPUTATION OF NET CAPITAL:

1	Total members' equity from statement of financial condition	$ 909,940
2	Less: Members' equity not allowable for net capital	-
3	Total members' equity qualified for net capital	909,940
6D	Total other deductions	(360,663)
8	Net capital before haircuts on security positions	549,277
9	Haircuts on securities pursuant to 15c3-1	(4,284)
10	Net capital	$ 544,993

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

11	Minimum net capital required	$ 92,579
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 92,579
14	Excess net capital	
	Net capital	$ 544,993
	Less: Net capital requirement	(92,579)
	Total	$ 452,414
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 406,124

AGGREGATE INDEBTEDNESS:

16 and 19	Aggregate indebtedness liabilities	$ 1,388,691
20	Percent of aggregate indebtedness to net capital	254.81%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of the Independent Registered Public Accounting Firm.

MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2014

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 909,940	$ 911,537	$ (1,597)
Other deductions	(360,663)	(367,731)	7,068
Haircuts on securities pursuant to 15c3-1	(4,284)	(4,284)	-
Net capital	$ 544,993	$ 539,522	$ 5,471
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 92,579	$ 93,012	$ (433)
Excess net capital			
Net capital	$ 544,993	$ 539,522	$ 5,471
Less: Net capital requirement	(92,579)	(93,012)	433
Total	$ 452,414	$ 446,510	$ 5,904
Excess net capital less certain adjustments	$ 406,124	$ 400,005	$ 6,119
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,388,691	$ 1,395,173	$ (6,482)
Percent of aggregate indebtedness to net capital	254.81%	258.59%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of the Independent Registered Public Accounting Firm.

REPORT OF A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

McDonald Partners, LLC ("we" or "the Company") has identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions").

We have met the identified exemption provisions throughout the most recent fiscal year except for the following:

- On December 3, 2014 our clearing broker-dealer returned to our office certain private issuance share certificates for eight customer accounts. These share certificates were then delivered by us to the individual customers on or about December 8, 2014.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS
THOMAS MCDONALD PARTNERS, LLC

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) McDonald Partners, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as identified in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI

Cleveland, Ohio
February 25, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA





CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS
MCDONALD PARTNERS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by McDonald Partners, LLC (MP) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MP's management is responsible for MP's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 25, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA